(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 Commission File Number 000-22784 NOTIFICATION OF LATE FILING

For Period Ended: June 30, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Gateway, Inc.

Full Name of Registrant

Former Name if Applicable

7565 Irvine Center Drive

Address of Principal Executive Office (Street and number)

Irvine, CA 92618-2930

City, State and Zip Code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed with the prescribed time period.

(Attach Extra Sheets if Needed)

On April 7, 2005, Gateway entered into a Marketing, Development and Settlement Agreement (the “Microsoft Agreement”) with Microsoft Corporation that provides for on going cooperative marketing and development support by Microsoft for Gateway products that are able to run a licensed version of a Microsoft operating system, in addition to a release of certain legal claims Gateway asserted against Microsoft. Because the Microsoft Agreement raised complex accounting interpretation issues, Gateway voluntarily made a pre-filing submission seeking guidance from the Office of the Chief Accountant (“OCA) of the Securities Exchange Commission on the proper accounting treatment for the Microsoft Agreement. On August 2, 2005, the OCA provided such guidance and Gateway is currently working with its advisors on apportionment of values for the elements of the Microsoft Agreement that represent future marketing and development spending versus the legal settlement. As a result, Gateway is unable to file on or before August 9, 2005 its Quarterly Report on Form 10-Q for the period ended June 30, 2005, without unreasonable effort or expense.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Roderick M. Sherwood III (Name)	949 (Area Code)	471-7000 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Due to delays in the valuation of the Microsoft Agreement in terms of apportionment of values between future marketing and development spending benefits versus the legal settlement, Gateway can not provide additional detail regarding its results of operations until on or before August 15, 2005.

Gateway, Inc.

             (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 10, 2005	By:	/s/ RODERICK M. SHERWOOD III
		Name:	Roderick M. Sherwood III
		Title:	Senior Vice President and Chief Financial Officer

2